Galmed Pharmaceuticals Ltd.

16 Abba Hillel Road

Ramat Gan, Israel 5250608

October 28, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Galmed Pharmaceuticals Ltd. (CIK 0001595353)
Registration Statement No. 333-282753 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Galmed Pharmaceuticals Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on October 28, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Gary Emmanuel at +1 212 801 9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

Galmed Pharmaceuticals LTD.

By:	/s/ Allen Baharaff
Allen Baharaff Chief Executive Officer